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                                                              January 31, 2006

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission via electronic filing 450 Fifth Street, N.W., Fifth Floor
Washington, D.C. 20549

Re:  Vanguard Fenway Funds

Dear Mr. Sandoe:

         The following responds to your comments of January 17, 2006 on the post-effective amendment of the registration statement of Vanguard Fenway Funds. You commented on PEA number 41 that was filed on November 28, 2005 pursuant to Rule 485(a). Prospectus page references in this letter are references to the Investor and Admiral Shares versions of the prospectuses. The series of the Registrant are referred to individually as "Fund" and collectively as "Funds."

COMMENT 1:   PROSPECTUS - FREQUENT TRADING
Comment: Each prospectus states that "Each Vanguard fund (other than money market funds, short-term bond funds, and VIPER Shares) generally limits an investor's purchases or exchanges into a fund account for 60 calendar days after the investor has redeemed or exchanged out of that fund account." If Vanguard means that they refuse purchase orders, please so state.

Response:         As previously agreed, in future filings we will revise the disclosure as follows: "Each Vanguard fund (other than money market funds, short-term bond funds, and VIPER Shares)
                  generally limits [strike through limits] prohibits, except as
                                                    --------------------
                  otherwise noted in the INVESTING WITH VANGUARD section, an
                  ------------------------------------------------------
                  investor's purchases or exchanges into a fund account for 60 calendar days after the investor has redeemed or exchanged out of that fund account."

COMMENT 2:        STATEMENT OF ADDITIONAL INFORMATION - PORTFOLIO MANAGER
                  DISCLOSURE
Comment:          If applicable, identify the benchmark indexes on which
                  portfolio manager compensation is based for each Fund's portfolio manager(s).

Response:         If a portfolio manager's compensation is based on a particular index, we will identify it in  the SAI.


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Christian Sandoe, Esq.
January 31, 2006
Page 2 of 5



COMMENT 3:  VANGUARD PRIMECAP CORE FUND - PROSPECTUS PAGE 4
-----------------------------------------------------------
Comment: Pursuant to Item 2 of Form N-1A, disclose in the risk/return summary of the prospectus how mid-and small-capitalization stocks may represent a significant portion of the Fund's assets.

Response:         We have summarized the Fund's market capitalization strategy and risks in the risk/return summary ("Fund Profile") section of the prospectus in accordance with Item 2 of Form N-1A.
                  Further, we have provided additional detail about the Fund's market capitalization strategy and risks in the "More on the Fund" section of the prospectus pursuant to Item 4 of Form
                  N-1A. We do not believe repetitive disclosure on market capitalization strategy and risks in the risk/return summary is in the best interests of shareholders.

COMMENT 4:  VANGUARD PRIMECAP CORE FUND - PROSPECTUS PAGE 5
Comment: Confirm that the investment strategies and policies discussed in the "Other Investment Policies and Risks" section of the prospectus are non-principal Fund strategies and policies.

Response:         The strategies and policies disclosed in the "Other Investment
                  Policies and Risks" are not principal strategies and policies of the Fund.

COMMENT 5:  VANGUARD GROWTH EQUITY FUND - PROSPECTUS PAGE 1
Comment: Disclose the Fund's policy to invest 80% in equity securities in the risk/return summary ("Fund Profile") section of the prospectus pursuant to Item 2 of Form N-1A.

Response:         The Fund's 80% policy is clearly disclosed in the "Other
                  Investment Policies and Risks" section of the prospectus as required by rule 35d-1. However, neither rule 35d-1 nor Item 2 of Form N-1A require that the 80% policies be disclosed in the risk/return summary.

COMMENT 6:  VANGUARD GROWTH EQUITY FUND - PROSPECTUS PAGE 6
Comment: Consider adding sector risk to the prospectus near the discussion of the Fund's sector weightings.

Response:         We have added the following disclosure of sector risk to the
                  "Security Selection" section of the prospectus, next to the table of sector weightings: "The Fund is subject to sector risk, which is the chance that significant problems will affect a particular sector, or that returns from that sector will trail returns from the overall stock market. Because the Fund attempts to approximate the sector weightings of its benchmark index, the Fund may, at times, invest a high percentage of its assets in a particular sector."



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COMMENT 7:   STATEMENT OF ADDITIONAL INFORMATION
Comment: The detail regarding each Fund's advisory fee structure (base and performance fee structure)should be included in the SAI.

Response:         We currently have the appropriate level of disclosure.
                  Vanguard operates a multi-manager Structure for certain funds pursuant to an exemptive order granted by the Commission in 2003 (the "2003 Order")./1/ The funds are permitted under the 2003 Order to enter into and amend investment advisory agreements with unaffiliated third-party advisors without shareholder approval, provided certain conditions are met.
                  The 2003 Order exempts multi-managed Vanguard funds from certain disclosure requirements so that they are only required to disclose advisory fees (as both a dollar amount and as a percentage of a fund's net assets) as follows: (1)aggregate fees paid by a fund to Vanguard and any affiliated advisors;
                  (2) aggregate fees paid by the fund to unaffiliated third-party advisors; and (3) aggregate fees paid by the fund to all investment advisors (collectively, the Aggregate Fee
                  Disclosure"). A fund using Aggregate Fee Disclosure does not have to include additional details, including asset-based and performance fee schedules, about its advisory fees and fee arrangements.

                  An Aggregate Fee Disclosure regime is in the best interests of fund shareholders. In a recent proposal to codify multi-manager exemptive orders, the Commission said that fund sponsors (including Vanguard) have represented that they "are able to negotiate lower fees with subadvisers if they do not have to disclose those fees separately, and in our orders we have provided them relief from our disclosure requirements. We are proposing to codify this relief, which permits a manager of managers fund to disclose only the AGGREGATE amount of advisory fees that it pays to subadvisers as a group." /2/

COMMENT 8:  VANGUARD GROWTH EQUITY FUND - PROSPECTUS PAGE 10
Comment: Describe the separate roles of each portfolio manager and how long each has managed the Fund.

Response:         We have disclosed that each portfolio manager is a "comanager"
                  of the Fund. Also, we have added disclosure about how long each individual has served as a Fund portfolio manager.

-----------
(1) In the Matter of Vanguard Convertible Securities Fund, et al., File No. 812-12380, Inv. Co. Act Release Nos. 26062 (May 29, 2003) (Notice) and 26089
(June 25, 2003) (order).
(2) Exemption from Shareholder Approval for Certain
Subadvisory Contracts, Securities Act Release No. 8312 (Oct. 23, 2003).

COMMENT 9:  VANGUARD EQUITY INCOME FUND - PROSPECTUS PAGE 1
Comment: Disclose the Fund's policy to invest 80% in equity securities in the risk/return summary ("Fund Profile") section of the prospectus pursuant to Item 2 of Form N-1A.

Response:         As mentioned in our response to comment 5, the Fund's 80%
                  policy is clearly disclosed in the "Other Investment Policies and Risks" section of the prospectus as required by rule
                  35d-1. However, neither rule 35d-1 nor Item 2 of Form N-1A require that the 80% policies be disclosed in the risk/return summary.

COMMENT 10: VANGUARD EQUITY INCOME FUND - PROSPECTUS PAGE 10

Comment:          Describe the separate roles of each portfolio manager.

Response:         We have disclosed that one of the portfolio managers, John R.
                  Ryan, is the portfolio manager responsible for managing the portion of the Fund that is advised by Wellington Management
                  Company, and that the other portfolio manager, James P.
                  Stetler, is the portfolio manager responsible for managing the portion of the Fund that is advised by The Vanguard Group, Inc.

COMMENT 11:       STATEMENT OF ADDITIONAL INFORMATION - PORTFOLIO
                  MANAGER DISCLOSURE
Comment:          Identify the benchmark indexes on which portfolio manager
                  compensation is based for Vanguard Growth Equity Fund's managers (Turner Investment Partners).

Response:         As noted in our response to comment 2, we will identify
                  applicable indexes in the SAI if a portfolio manager's compensation is based on a specific index.

COMMENT 12:       TANDY REQUIREMENTS
Comment:          The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:

               o The funds are responsible for the adequacy and accuracy of the disclosure in the filing.
               o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
               o The funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:         As required by the SEC, we will provide the foregoing
                  acknowledgements.


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                                                     * * * * *

         As required by the SEC, the Vanguard Fenway Funds acknowledge that:

               o The Vanguard Fenway Funds are responsible for the adequacy and accuracy of the disclosure in the filing.
               o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
               o The Vanguard Fenway Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please call me at (610) 503-2320 if you have any questions or further comments.

            Sincerely,

    /s/ Christopher A. Wightman

      Christopher A. Wightman
           Associate Counsel






(1) In the Matter of Vanguard Convertible Securities Fund, et al., File No. 812-12380, Inv. Co. Act Release Nos. 26062 (May 29, 2003) (Notice) and 26089
(June 25, 2003) (order). (2) Exemption from Shareholder Approval for Certain Subadvisory Contracts, Securities Act Release No. 8312 (Oct. 23, 2003).